Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

February 16, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: David Mathews
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Mathews:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 738 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of its series, the Global X Bitcoin Trend Strategy ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on July 20, 2023. The Trust responded to comments from the staff of the SEC (the "Staff") on January 30, 2024. This letter responses to the Staff's supplemental comments with respect to the Amendment that you provided on February 14, 2024 to the undersigned.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
Attention: David Mathews
February 16, 2024

1. Comment: Please direct the Staff to the public description of the Underlying Index and Bitcoin Futures Sub-Index provided by CoinDesk that tracks and allocation between bitcoin futures and affiliated Global X ETF in response to the Bitcoin Trend Indicator signal.

Response: The Underlying Index and Bitcoin Futures Sub-Index are bespoke indexes created by CoinDesk for the Fund. The Underlying Index and Bitcoin Futures Sub-Index are not yet active, but both will launch prior to the Fund becoming operational.

2. Comment: Please confirm that there will be no fee waiver, fee reimbursement or recoupment arrangement or if there will be such arrangement, please describe the terms of such arrangement.

Response: The Registrant confirms that there will be no fee waiver, fee reimbursement or recoupment arrangement.

3. Comment: If the Adviser will consider recently registered spot bitcoin ETF products as having economic characteristics that are substantially identical to the economic characteristics of the constituents that comprise the Underlying Index, please include such investment as an example in the “PRINCIPAL INVESTMENT STRATEGIES” disclosure in the Fund’s Prospectus, along with associated risks of investing in such spot bitcoin ETF products, or if not, please verify that in correspondence to the Staff.

Response: While the Registrant views spot bitcoin ETF products as having economic characteristics that are substantially identical to the economic characteristics of the constituents that comprise the Underlying Index, the Registrant does not intend to use spot bitcoin ETF products in the Fund.

4. Comment: In the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the disclosure stating that bitcoin futures contracts are “only traded on, or subject to the rules of, (CME)” to state that such contracts are “traded on at least one other exchange,” and state that the Fund will only invest in cash settled bitcoin futures contracts on CME.

Response: The requested change has been made.

5. Comment: With regard to the Registrant’s response to Comment #16 in the previous correspondence, please add a statement regarding the Registrant’s response that the Adviser does not intend to deviate from the Signal in the “PRINCIPAL INVESTMENT STRATEGIES” disclosure in the Fund’s Prospectus.

Response: The requested change has been made.

U.S. Securities and Exchange Commission
Attention: David Mathews
February 16, 2024

6. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, add to the disclosure a description of applications and use cases that the bitcoin blockchain and bitcoin itself have been designed to support.

Response: The Registrant has added the following language to the “PRINCIPAL INVESTMENT STRATEGIES” section:

The Bitcoin network allows people to exchange tokens of value, called bitcoin, which are recorded on a public transaction ledger known as the “Bitcoin blockchain.” Bitcoin can be used to pay for goods and services, or it can be converted to fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms or in individual end-user-to-end-user transactions under a barter system. Although nascent in use, bitcoin may be used as a medium of exchange, unit of account or store of value.

7. Comment: With respect to the “Summary of Principal Risks” section in the Fund’s Prospectus, in the disclosure regarding fork and airdrop risk, please explain what a fork is and why it may arise. In this regard, you should disclose proposed changes to bitcoin blockchain protocol may not be adopted by a sufficient number of users and miners, which may result in competing blockchains with different native crypto assets and sets of participants.

Response: The below language has been added to the Registrant’s “Fork and Air Drop Risk” disclosure in the “Summary of Principal Risks” section of the Fund’s Prospectus. In addition, the same disclosure in the Item 9 of the Fund’s Prospectus provides examples of forks that have occurred to the bitcoin and ethereum networks.

A “hard fork” of the Bitcoin network (or any other a digital asset network) occurs when there is a disagreement among users and miners over modifications to the network, which are typically made through software upgrades and subsequently accepted or rejected through downloads or lack thereof of the relevant software upgrade by users. If less than a substantial majority of users and miners consent to a proposed modification, and the modification is not compatible with the software prior to its modification, a fork in the blockchain results, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork is the existence of two versions of the network running in parallel, yet lacking interchangeability.

In addition, the following language has been added to the end of the "Fork and Air Drop Risk" disclosure:

A large-scale fork could introduce risk, uncertainty, or confusion into the Bitcoin blockchain, or could fraction the value of the main blockchain and its native crypto asset, which could adversely

U.S. Securities and Exchange Commission
Attention: David Mathews
February 16, 2024

affect the price and liquidity of bitcoin (See “A Further Discussion of Principal Risks – Blockchain Fork Risk”).

8. Comment: With respect to the “Bitcoin Risk” disclosure in the “Summary of Principal Risks” section in the Fund’s Prospectus, please further disclose the risks and challenges related to the adoption and use of other blockchains that support more advanced applications and use cases than the bitcoin blockchain, such as blockchains specifically designed to support the development, deployment and operation of smart contracts.

Response: The Registrant respectfully declines to make the requested change at this time. The Item 9 risk disclosure for “Bitcoin Risk” in the Fund’s Prospectus already contains the following disclosure:

While bitcoin, the first widely used digital asset, and many other digital assets were created and mainly serve as a form of money, digital assets can be used to do more complicated things. Some digital assets were built specifically with more complex use cases in mind. For example, the Ethereum network was designed primarily to facilitate smart contracts, with the digital asset ether serving as the transactional mechanism for many portions of such contracts. Smart contracts are programs that automatically execute on a blockchain, allowing for a myriad of interesting applications to be built. It is possible that market demand for digital assets with use cases beyond serving as a form of money could over time reduce the market demand for bitcoin, which would adversely impact the price of bitcoin and, as a result, an investment in the Fund.

Additionally, certain digital assets use non-blockchain technologies, such as referencing the full historical transaction arc for payments made with the specific crypto asset funds being utilized, to maintain consensus. To the extent market participants come to prefer these other consensus mechanisms or digital assets that use non-blockchain technology, the Fund may be adversely impacted.

9. Comment: In the same risk disclosure, with respect to the sentence “Unlike the exchanges utilized by traditional assets, such as equity and bond securities, Crypto Trading Platforms are largely unregulated,” please also disclose that crypto trading platforms may be operating out of compliance with regulation and that they are or may become subject to enforcement actions by regulatory authorities.

Response: The below language highlighted in bold underline has been added to the “Crypto Asset Exchange Risk” subsection of the “Bitcoin Risk” section in Item 9 of the Fund’s Prospectus:

Fraudulent trading practices, such as the intentional dissemination of false or misleading information, can lead to a disruption of the orderly functioning of markets, significant

U.S. Securities and Exchange Commission
Attention: David Mathews
February 16, 2024

market volatility, and cause the value of Bitcoin Futures to fluctuate quickly and without warning. Crypto Asset Exchanges are largely unregulated and, therefore, are more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. As a result, individuals or groups may engage in insider trading, fraud or market manipulation with respect to crypto assets thus impacting the value of bitcoin and bitcoin futures. Such manipulation could cause investors in bitcoin to lose money. Crypto Asset Exchanges have in the past, and may in the future, cease operating temporarily or even permanently, resulting in the potential loss of users’ holdings or other market disruptions. Crypto Asset Exchanges are more exposed to the risk of market manipulation than exchanges for traditional assets. Furthermore, many Bitcoin Exchanges lack certain safeguards established by traditional exchanges to enhance the stability of trading on the exchange, such as measures designed to prevent sudden drops in value of items traded on the exchange (i.e., “flash crashes”). As a result, the price of bitcoin may be subject to larger and more frequent sudden declines than assets traded on traditional exchanges. In November 2022, FTX, a Bahamas-based crypto asset exchange, collapsed due to a liquidity crisis of the company’s token, FTT, thus leading FTX to file for bankruptcy. An investigation into the collapse uncovered unauthorized movements and use of client assets to a sister company of FTX, Alameda Research, a crypto asset hedge fund. The collapse of FTX resulted in a ripple effect across the crypto asset industry, with the price of bitcoin falling to the lowest levels in calendar year 2022. Further, some crypto trading platforms may be operating out of compliance with regulation and are, or may become, subject to enforcement actions by regulatory authorities. In June 2023, the SEC charged the owners and operators of Binance, the largest crypto asset exchange in the world, with operating unregistered exchanges, broker-dealers, and clearing agencies; misrepresenting trading controls and oversight of its platform; and the unregistered offer and sale of securities. In November 2023, the SEC similarly charged Payward Inc. and Payward Ventures Inc., together known as Kraken, with operating an unregistered securities exchange, broker, dealer, and clearing agency.

10. Comment: In the same risk disclosure, with respect to the disclosure regarding the bitcoin network, please also disclose, that the bitcoin blockchain protocol may contain flaws that can exploited by attackers.

Response: The Registrant respectfully declines to make the requested change at this time. The “Bitcoin Risk” disclosure in Item 9 of the Fund’s Prospectus already contains a subsection titled “Cybersecurity Risk” that discloses this risk.

U.S. Securities and Exchange Commission
Attention: David Mathews
February 16, 2024

Cybersecurity Risk

If the source code or cryptography underlying bitcoin proves to be flawed or ineffective, malicious actors may be able to steal bitcoin held by others, which could negatively impact the demand for bitcoin and therefore adversely impact the price of bitcoin. In the past, flaws in the source code for bitcoin have been discovered, including those that resulted in the loss of users’ bitcoin. Several errors and defects have been publicly found and corrected, including those that disabled some functionality for users and exposed users’ personal information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. In addition, the cryptography underlying bitcoin could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to steal bitcoin held by others, which could adversely affect the demand for bitcoin and therefore adversely impact the price of bitcoin. Even if the affected digital asset is not bitcoin, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively impact the demand for bitcoin and therefore adversely affect the Fund’s indirect bitcoin exposure.

Additionally, if a malicious actor or botnet (i.e., a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power of the Bitcoin network, such actor or botnet could alter the blockchain and adversely affect the value of bitcoin, which would adversely affect the Fund’s indirect bitcoin exposure. The Bitcoin network is subject to control by entities that capture a significant amount of the network’s processing power or a significant number of developers or intermediaries important for the operation and maintenance of the Bitcoin network. The Bitcoin network is secured by proof of work and depends on the strength of processing power of participants to protect the network. If a malicious actor or botnet obtains a majority of the processing power dedicated to mining on the Bitcoin network, it may be able to alter the blockchain on which the network and most transactions rely by constructing fraudulent blocks or preventing certain transactions from being completed in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions. However, it could not generate new bitcoin units or transactions using such control. The malicious actor could “double-spend” its own bitcoin units (i.e., spend the same units in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not

U.S. Securities and Exchange Commission
Attention: David Mathews
February 16, 2024

yield its control of the processing power on the Bitcoin network, or the network community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down confirmations of transactions on the Bitcoin network. If an exploitation or attack on the Bitcoin network occurs, it could result in a loss of public confidence in bitcoin and a decline in the value of bitcoin and, as a result, adversely impact the Fund’s indirect bitcoin exposure.

11. Comment: In the same risk disclosure, with respect to the disclosure regarding how increased fees and decreased settlement speeds preclude certain use cases for bitcoin, please also note that the volatility of bitcoin’s price is an impediment to the adoption of bitcoin for these use cases.

Response: The Registrant respectfully declines to make the requested change at this time. The disclosure referenced above is specifically focused on the impact of high fees or slow transaction settlement times and the existing “Bitcoin Risk” disclosure in the Summary Prospectus already discusses the volatility of bitcoin in depth. Further, the “Bitcoin Risk” section in Item 9 of the Fund’s Prospectus specifically contains the following disclosure: “Price volatility undermines bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of bitcoin as a medium of exchange and payment method may always be low.”

12. Comment: In the same risk disclosure, with respect to the disclosure regarding “layer 2” solutions, please also note the risk related to transactions other than opening and closing transactions being executed off the blockchain.

Response: The Registrant has added “Transparency Risk” to its disclosure relating to “layer 2” solutions.

Please do not hesitate to contact me at (929) 389-1469 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Evan W. Busteed
                        Evan W. Busteed, Esq.